Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Bullish

Subject Company: Far Peak Acquisition Corporation

Bullish’s Gibraltar license – Q&A with Gibraltar Minister Albert Isola INSIGHTS • DEC 9, 2021 • 5 MINS READ Gibraltar is recognized as the world’s first jurisdiction to enact purposebuilt legislation in support of Distributed Ledger Technology (DLT). In November 2021, Bullish (GI) Limited obtained a DLT license from the Gibraltar Financial Services Commission (GFSC), a key milestone ahead of its exchange launch. Gibraltar Minister for Digital and Financial Services, Hon Albert Isola MP recently spoke to us, about the importance of regulations for consumer protection, market integrity and other topical issues on the regulation of digital assets. 1. Cryptocurrencies have reached a market capitalization of nearly $3 trillion, and institutions are increasingly embracing digital assets or exploring entry points. How can jurisdictions like Gibraltar maintain regulatory advantage while keeping pace with this explosive growth, and maintain protections for institutional and retail investors?

I think the entire community requires us to provide consumers with a safety net and that safety net is regulation. And so, from 2018, we’ve been working with a regulated framework to provide those firms and the people investing and working with those firms to have the adequate levels of consumer protection and regulation that we can provide. The more that that is available to both institutions and the firms working in the space, I believe the quicker adoption will be expanded across the world. Because institutions will not invest, in my view, unless there is adequate and proper regulation in the space, which is a prerequisite to entry into the space. Hon Albert Isola MP MP Minister for Digital and Financial Services, HM Government of Gibraltar 2. We understand that the Government of Gibraltar commissioned a working group with a view to introducing a 10th core principle which will focus on market integrity. What is the timeframe on this adoption, and why did you feel that this was needed?

When we introduced the regulated framework in 2018, it became obvious to us that there would have to be changes made over the course of time if what we had developed was to remain fit for purpose. In our interaction with the regulator, we have found evidence across the world of the need to introduce a 10th pillar, the 10th principle, which is in market integrity. This will enable the regulator to have proper oversight to ensure that firms are not abusing the marketplace in any way whatsoever. We set out in this journey to create an environment, legal and regulatory, which would encourage and attract quality firms. Firms like Bullish, which are now launching in Gibraltar are here precisely because of that. They have confidence and trust in the regulatory framework. If we are going to continue to be fit for purpose, we need to stay at the cutting edge of that regulatory principle. And that’s why the 10th one is so relevant to us. It’s important, and I think it’ll serve consumers well in the future. 3. Gibraltar was the first jurisdiction to enact purpose-built legislation in support of DLT Providers, but since then, a number of other jurisdictions have emerged as competition. What plans does Gibraltar have to stay ahead of the game and develop your proposition further? 0:00 / 1:15 I don’t regard the regulated framework as competition when other jurisdictions implement similar systems in their own countries. I think the more countries that introduce regulatory processes, systems and supervision for this industry, the better. What I have always said is that Gibraltar will not be shy about changing its own regulatory framework to remain at the cutting edge of what we need to do. And if that means looking at other jurisdictions and learning from them, then we shall certainly do that. If it means changing, we will change. We are totally committed to this space. And so, for us, the regulatory framework is a core part of that. And we will keep a very close eye on, for example, Markets in Crypto-Assets (MiCA) in the European Union, as they approach 2024 with their own new proposed framework. We are looking at what the Financial Action Task Force (FATF) is doing, and we’re complying with that. So I think this is a lot of different multi-lateral organizations and countries working together in effect to produce a framework that works wherever you are in the world. This is only going to work to provide the levels of protection to the clients of firms like Bullish if we have a similar system around the world to control the entry point into the space. If we can do that, we will cut out a lot of the stuff that none of us want to see in it. 4. Some industry participants believe that having a single global regulator for cryptocurrency markets would spur regulatory integration and spur growth and adoption of digital assets. What do you think? 0:00 / 1:15 I think international standards are critical and essential, but I think a single regulator around the world would simply not work. If you look at what we’ve done in financial services, there are different regulators, different ideas, different processes. For example, if you were to wait for that to happen, there are parts of the world where this activity is completely illegal. Every country has got their own issues and their own agendas. And so, to believe that there is a hope of a single regulator around the world to deal with the space in my view is just simply not possible. And therefore, what we each need to do is contribute to those international standards by developing our own regulatory frameworks, which when you look at them, will combine to provide a minimum set of standards that should be applicable all around the world. But that’s very different from having a single regulator to cover this industry the world over. I don’t think that’s possible, would ever happen or feasible. And therefore, I think countries like ours require keep pushing to encourage innovation, to encourage to work with quality firms. I mean, if you would’ve asked me in 2018, what my ambition in Gibraltar was, it would’ve been to attract firms like Bullish to the jurisdiction. So, what we are doing is working and we’re all swimming in the same direction, which is excellent.

Forward-Looking Statements

This communication includes, and oral statements made from time to time by representatives of FPAC and Bullish Global may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FPAC’s or Bullish’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding Bullish Global’s business strategy, cash resources, current and prospective product or services, as well as the potential market opportunity. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FPAC and its management, and Bullish Global and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against FPAC, Bullish or Bullish Global or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FPAC or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Bullish to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Bullish Global as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Bullish may be adversely affected by other economic, business and/or competitive factors; (11) the impact of COVID-19 on Bullish Global’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” in the Bullish Investor Presentation dated July 2021, in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the preliminary proxy statement/prospectus included in the registration statement on Form F-4 (File No. 333-260659) (the “Registration Statement”) filed by Bullish with the U.S. Securities and Exchange Commission (the “SEC”), in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FPAC’s IPO Prospectus dated December 2, 2020 filed with the SEC on December 3, 2020, in the section entitled “Risk Factors” in FPAC’s most-recent Quarterly Report on Form 10-Q, as well as any further risks and uncertainties to be contained in any other material filed with the SEC by Bullish or FPAC. In addition, there may be additional risks that neither FPAC or Bullish Global presently know, or that FPAC or Bullish Global currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither FPAC, Bullish nor Bullish Global undertakes any duty to update these forward-looking statements.

Important Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed Business Combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. In connection with the proposed Business Combination, Bullish has filed the Registration Statement with the SEC which includes a preliminary proxy statement / prospectus with respect to the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement / prospectus and other relevant documentation will be mailed to FPAC shareholders as of a record date to be established for purposes of voting on the Business Combination. FPAC shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus because these materials contain and will contain important information about Bullish, FPAC and the proposed transactions. Shareholders may obtain a copy of the preliminary proxy statement / prospectus and, when available, the definitive proxy statement / prospectus without charge, at the SEC’s website at http://sec.gov or by directing a request to: Far Peak Acquisition Corp., 511 6th Ave #7342, New York, NY 10011. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

FPAC, Bullish, Bullish Global and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests is set forth in the preliminary proxy statement/prospectus included in the Registration Statement and will be included in the definitive proxy statement/prospectus and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Bullish or FPAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.